PRESS RELEASE

BANRO ANNOUNCES Q1 PRODUCTION RESULTS

Toronto, Canada – April 11, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces operating results for the first quarter of 2016.

Q1 OPERATIONAL HIGHLIGHTS

  Twangiza and Namoya produced a combined 44,192 ounces of gold during the first quarter of 2016, in-line with 2016 production guidance
  Twangiza produced 26,638 ounces of gold in the first quarter of 2016 as the mine plan focused on waste movement resulting in mining ore zones with lower head grade at lower recoveries compared to recent quarters
  Namoya produced 17,554 ounces of gold in the first quarter of 2016, with 7,100 ounces produced in March
  Namoya mined over 1.8 million tonnes; however, mining productivity was restricted by road conditions and blast hole drilling availabilities

“Quarter one will likely represent the most challenging quarter of 2016, with the production profile of both Twangiza and Namoya being heavily weighted to the latter half of the year, as indicated in our 2016 production guidance. While the overall performance was in line with expectations, certain critical metrics were below expectations, including recovery rates at Twangiza and ore volumes mined at Namoya,” said Banro President and CEO John Clarke. “As we move into the dry season in the second quarter of 2016, operations are expected to benefit from improved working conditions, enabling a return to planned performance.”

Twangiza Update

Twangiza’s production in the first quarter of 2016 represented a decrease from recent quarters as a result of lower head grades processed and lower recoveries. The decrease in ore tonnes mined in Q1 was consistent with the annual mine plan, which allows for higher waste movement in the main pit and the new central pit throughout the first half of 2016. Recoveries at Twangiza during the first quarter of 2016 were impacted by processing lower head grades than in recent quarters. These efforts in H1 will provide better access to higher grade ore in H2 in step with the expansion of the fine crushing circuit. This is expected to increase the plant throughput and create a finer grind which is more amenable for improved leach dissolution. The additional crushing equipment has been procured and is expected to be commissioned in the beginning of the third quarter of 2016.

Preliminary 2016 first quarter results for the Twangiza mine, in comparison to the same period of 2015 and the fourth quarter of 2015, are as follows:

Operating Metrics	Units	Q1 2016	Q1 2015	% Change	Q4 2015	% Change
Total material mined	Tonnes	886,905	975,716	(9%)	831,135	7%
Total ore mined	Tonnes	459,792	632,264	(27%)	427,332	8%
Total ore milled	Tonnes	414,930	428,844	(3%)	415,509	0%
Head grade	g/t Au	2.61	3.21	(19%)	2.82	(7%)
Recovery	%	77.2	80.7	(4%)	81.0	(5%)
Strip ratio	t:t	0.93	0.54	72%	0.94	(1%)
Gold production	Ounces	26,638	35,943	(26%)	30,440	(12%)

Namoya Update

Operating activities at Namoya were impacted during the first quarter of 2016 by higher than average January rainfall. The heavy rains contributed to the deterioration of certain haul roads, which at times restricted the ability of the CAT 777s to operate safely. As it does with regional roads, the Company will take advantage of the drier periods of the year to continuously improve the quality of the roads in order to mitigate the impact of unusually wet periods in the future. Owing to the deterioration in haul roads, mining productivity did not increase from the levels achieved in December 2015 and ore delivery to the process plant restricted the overall performance of Namoya during the first quarter of 2016.

Ore stacked in the first quarter of 2016 increased from the fourth quarter of 2015 to 414,120 tonnes. Similar to previous periods, ore delivered from mining was supplemented with low grade stockpiles, reducing the average grade of ore stacked. Gold production during the quarter benefited from the material stacked in December of 2015; however, overall gold production was negatively impacted by the tonnes and grade stacked during the quarter. Total gold production at Namoya for the first quarter of 2016 was 17,554 ounces, with 7,100 ounces produced in March.

Preliminary 2016 first quarter production results for the Namoya mine, compared to the same quarter in 2015 and the fourth quarter of 2015, are as follows:

Operating Metrics	Units	Q1 2016	Q1 2015	% Change	Q4 2015	% Change
Total material mined	Tonnes	1,982,555	702,794	182%	1,772,346	12%
Total ore mined	Tonnes	378,967	178,800	112%	390,532	(3%)
Total ore stacked	Tonnes	414,120	255,323	62%	383,913	8%
Head grade	g/t Au	1.94	1.97	(2%)	2.35	(17%)
Strip ratio	t:t	4.23	2.93	44%	3.54	19%
Gold production	Ounces	17,554	9,254	90%	15,901	10%

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com